Prospectus




                            PRO-FAC COOPERATIVE, INC.

                    1,156,630 Shares of Class A Common Stock

                               $7,545,000 Retains


         We are a New York agricultural cooperative corporation formed in 1960 to process and market crops grown by our members. Membership in Pro-Fac is limited to persons or entities who are actively engaged in the growing of agricultural products, such as cherries, apples, corn and peas. Growers who wish to become members of Pro-Fac are required to purchase shares of our common stock.

         We are registering shares of our Class A common stock, retains and shares of our Class A cumulative preferred stock. Our Class A common stock is being offered to growers who are currently members, or who wish to become members, who deliver raw product for sale and processing by Agrilink Foods, Inc., which is our wholly owned subsidiary. Retains represent that portion of patronage proceeds payable to our members but retained by us. Our retains may be redeemed for cash or shares of our Class A cumulative preferred stock. Our Class A cumulative preferred stock is traded on the Nasdaq National Market under the symbol "PFACP."

                                                                   Underwriting
                                              Price to             Discounts and              Proceeds to
                                               Public             Commissions (1)               Issuer (2)
                                           ----------------       ---------------            --------------

Class A common stock         Per Share             $5.00                  0.0                      $5.00
                             Total:           $5,783,150                                       $5,783,150

Retains                      Per Unit:              100%                  0.0                         100%
                             Total:           $7,545,000                                       $7,545,000

(1) The securities described in this Prospectus are to be offered and distributed directly through officers of Pro-Fac, without the use of any underwriter or dealer, and no discounts, commissions or other compensation are to be allowed or paid.

(2) Before deducting expenses estimated at $28,890.

SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS RELATING TO THIS OFFERING.
                              ------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or as passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus is accompanied by a copy of Pro-Fac Cooperative, Inc.'s Annual Report on Form 10-K/A-1 for the year ended June 26, 1999 and Pro-Fac Cooperative Inc.'s Form 10-Q for the fiscal quarter ended September 25, 1999.

                    This prospectus is dated November 5, 1999

                               TABLE OF CONTENTS

                                                                   Page

Prospectus Summary....................................................3
Risk Factors..........................................................7
Ratio of Earnings to Fixed Charges and Preferred Dividends...........11
Where You Can Find More Information..................................12
Forward-Looking Information..........................................13
Use of Proceeds......................................................13
Determination of Offering Price......................................13
Plan of Distribution.................................................14
Business of Pro-Fac..................................................14
Description of Pro-Fac Securities....................................21
Experts..............................................................25


                              ABOUT THIS PROSPECTUS

         You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or incorporated by reference in this prospectus. We are not making offers to sell the securities covered by this prospectus or soliciting offers to purchase the securities covered by this prospectus in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation. The information in this prospectus is accurate as of the date on the front cover. You should not assume that the information contained in this prospectus is accurate as of any other date.

         Unless otherwise indicated, references in this prospectus to "Pro-Fac," "we," "our," and "us" refer to Pro-Fac Cooperative, Inc., a New York agricultural cooperative formed in 1960, together with its subsidiaries Agrilink Foods, Inc. and PF Acquisition II, Inc., which conducts business under the name AgriFrozen Foods. References in this prospectus to our fiscal year refer to the 12-month period ended the last Saturday of June of that year.

         This prospectus includes trademarks, trade names and service marks of Pro-Fac.

         Our principal executive offices are located at 90 Linden Oaks, Rochester, New York 14625. Our telephone number is 716-383-1850.

                               PROSPECTUS SUMMARY

         You should read the following summary together with the more detailed information regarding Pro-Fac and the securities being sold in this offering and our audited consolidated financial statements incorporated by reference in this prospectus.

                                     Pro-Fac

         As an agricultural cooperative, we process and market crops grown by our members. Our crops include fruits, such as cherries, apples, blueberries, peaches and plums, vegetables, such as snap beans, beets, cucumbers, peas, sweet corn, carrots, cabbage, squash, asparagus, potatoes, turnip roots and leafy greens, and popcorn. Only growers of crops marketed through us, or associations of such growers, can become members. Growers become members of Pro-Fac by purchasing shares of our common stock. You cannot be a member unless you own shares of our common stock.

         We have two subsidiaries, Agrilink and AgriFrozen. Our membership is divided into two separate classes. Members who own shares of our Class A common stock are our Class A members, and members who own shares of our Class B common stock are our Class B members.

         Our Class A members are our current members who deliver raw product for processing and sale at the facilities of Agrilink Foods, Inc., which is our wholly owned subsidiary. We currently have approximately 645 Class A members consisting of individual growers or of associations of growers, located principally in the states of New York, Delaware, Pennsylvania, Illinois, Michigan, Washington, Oregon, Iowa, Nebraska, Florida, and Georgia.

         We do not currently have any Class B members. It is anticipated that our Class B members will be those who deliver raw product for processing and sale by AgriFrozen Foods.

         Agrilink.

         Agrilink is a producer and marketer of processed food products. Agrilink has four primary product lines including vegetables, fruit, snacks and canned meals. The vegetable product line consists of canned and frozen vegetables, chili beans, pickles, and various other products. Branded products within the vegetable category include Birds Eye, Birds Eye Voila!, Freshlike, Veg-All, McKenzies, Brooks Chili Beans, Farman's, and Nalley. The fruit product line consists of canned and frozen fruits including fruit fillings and toppings. Branded products within the fruit category include Comstock and Wilderness. The snack product line consists of potato chips, popcorn and other corn-based snack items. Branded products within the snack category include Tim's Cascade Chips, Snyder of Berlin, Husman, La Restaurante, Erin's, Beehive, Pops-Rite, and Super Pop. The canned meal product line includes products such as chilies, stews, soups, and various other ready-to-eat prepared meals. Branded products within the canned meal category include Nalley. All other product lines primarily represent salad dressings. Brand products within this category include Bernstein's and Nalley. Agrilink also sells its products to supermarkets, warehouse clubs and mass merchandisers under private labels and to food service institutions such as restaurants, caterers, bakeries and schools. Agrilink operates 28 processing facilities located throughout the United States and one facility in Mexico. These processing facilities provide Agrilink with access to diverse sources of raw agricultural products. Agrilink distributes its finished products to over 13,000 customer distribution points through a nationwide network of distribution centers and food brokers.

         In 1994, we entered into a marketing and facilitation agreement with Agrilink. Under that agreement, we supply Agrilink with crops and provide additional financing to Agrilink, Agrilink provides us with marketing and management services and we share in Agrilink's profits or losses.

         The Acquisition of Dean Foods Vegetable Company

         On September 24, 1998, Agrilink acquired the frozen and canned vegetable business of Dean Foods Company, by acquiring from Dean Foods all the outstanding capital stock of Dean Foods Vegetable Company and Birds Eye de Mexico SA de CV. DFVC was a vegetable processor selling its products under brand names, such as Birds Eye, Freshlike and Veg-All, and various private labels. In connection with the acquisition of DFVC, Agrilink sold its aseptic business to Dean Foods. The aseptic business produced primarily dairy-based products, such as puddings and cheese sauces. In addition to selling its aseptic business, Agrilink paid Dean Foods $360.0 million in cash and issued to Dean Foods a $30.0 million unsecured subordinated promissory note due November 22, 2008, as consideration for the acquisition of DFVC. In connection with the acquisition of DFVC, Agrilink reserved the right to require Dean Foods, in consideration for the payment of an additional $13.2 million, to treat the acquisition of DFVC as an asset sale for tax purposes under Section 338(h)(10) of the Internal Revenue Code. Agrilink exercised that right on April 15, 1999 and paid Dean Foods $13.2 million.

         Immediately following the acquisition, DFVC was merged into Agrilink. We believe that the acquisition of DFVC strengthens Agrilink's competitive position by enhancing its brand recognition and market position, providing opportunities for cost savings and operating efficiencies, and increasing Agrilink's product and geographic diversification.

         The Refinancing

         Concurrently with the acquisition of DFVC, Agrilink refinanced its then-existing indebtedness, which included $160.0 million of its senior subordinated notes having an interest rate of 12-1/4% per year and maturing in the year 2005, which we refer to as Agrilink's old notes, and its then-existing bank debt. As part of its refinancing, Agrilink purchased substantially all its old notes for an aggregate amount of approximately $184.0 million, including accrued interest of $2.9 million, terminated its old credit facility and repaid $176.5 million of indebtedness that had been outstanding under that facility.

         In order to finance the acquisition of DFVC, the subsequent merger of DFVC into Agrilink, the refinancing of Agrilink's then-existing indebtedness, and pay related fees and expenses, Agrilink:

               entered into and borrowed from a new credit facility, consisting of a $455.0 million term loan facility and a $200.0 million revolving credit facility;

               entered into and borrowed from a $200.0 million bridge loan facility; and

               issued the $30.0 million subordinated promissory note to Dean Foods.

         Agrilink repaid the $200.0 million bridge loan facility on November 18, 1998 with the proceeds of an offering of $200.0 million of new senior subordinated notes having an interest rate of 11-7/8% per year and maturing in the year 2008. These "initial" notes were later exchanged for notes that were substantially identical to the initial notes, except that the new notes are freely transferable. We refer to the notes issued in exchange for all of the initial notes as the "new notes."

         We  have  guaranteed  Agrilink's   obligations  under  the  new  credit
facility, the subordinated promissory note to Dean Foods Company and its new notes.

         AgriFrozen.

         AgriFrozen is a producer and marketer of primarily frozen vegetables. AgriFrozen's products include frozen green peas, sugar-snap peas, cob corn and whole kernel corn, green beans, carrots, and lima beans. Although AgriFrozen does have branded products, including Chef Du Jour, Perfect Sense, Sweet Jubilee, Jack and the Beanstalk and Oregon's Finest, most of its frozen vegetable products are packaged and sold under private labels. Under trademark licensing agreements with Ore-Ida Foods, Inc., AgriFrozen distributes some of its frozen cob corn products under the Ore-Ida and Mini-Gold trademarks, certain of its frozen breaded vegetable products, including okra, mushrooms, zucchini and corn nuggets are sold under the Tendekrisp and Ore-Ida trademarks and some of its frozen stew vegetable products are marketed and distributed under the Ore-Ida trademark. In addition, under its co-packing agreement with Agrilink, AgriFrozen processes and packages a variety of frozen vegetables under Agrilink's Birds Eye trademark. Sales of finished product sold to Agrilink for distribution under the Birds Eye brand constitute approximately $30.0 million of AgriFrozen's total net sales for the 1999 fiscal year.

         On February 23, 1999, AgriFrozen acquired substantially all of the frozen vegetable processing assets of Agripac, Inc., an Oregon cooperative in bankruptcy. In order to finance the acquisition AgriFrozen obtained financing from CoBank, ACB under the credit facilities. The CoBank financing consists of:

               a credit facility consisting of a term loan facility of $30.0 million and a revolving credit facility of $55.0 million for fiscal 2000 and $50.0 million for each year thereafter, and a $12.0 million subordinated promissory note.

         The net purchase price for the frozen vegetable processing business was $80.5 million, including expenditures of $7.8 million consisting of cash payments of approximately $6.4 million to obtain grower contracts from former Agripac member-growers, and transaction expenses and miscellaneous costs totaling $1.4 million. AgriFrozen also expects to pay severance costs of approximately $1.2 million.

         In order to pay the total acquisition price, AgriFrozen:

               borrowed $30.0 million under the term loan facility,

               borrowed a total of $36.9 million under the revolving credit facility, and issued the $12.0 million subordinated promissory note.

         The balance of the total acquisition price, $8.0 million, was paid by AgriFrozen from the sale of shares of its preferred stock to PFA Northwest Growers Cooperative, Inc. In addition, $6.4 million borrowed under the revolving credit facility was held in escrow until the final purchase price was agreed to. These funds were returned to AgriFrozen in July 1999 and applied to the revolving credit facility.

         AgriFrozen granted a security interest in substantially all of its assets as security for the CoBank credit facility and the subordinated promissory note. Neither we nor Agrilink guaranteed the debts of AgriFrozen or otherwise pledged any of our respective properties as security for the CoBank financing. In fact, all of AgriFrozen's indebtedness is expressly without recourse to us and Agrilink.

         We have entered into a marketing and facilitation agreement with AgriFrozen. Under this agreement, we expect to sell the crops of our Class B members to AgriFrozen at their commercial market value ("CMV") for earnings or processing and distribution by AgriFrozen. AgriFrozen has agreed to pay us the CMV of those crops, less any earnings or losses incurred on products processed using our Class B members' crops. We will distribute to our Class B members payments received from AgriFrozen for our Class B members' crops. The commercial market value of a crop or its CMV is the weighted average of the prices paid by other commercial processors for similar crops used for similar or related purposes sold under pre-season contracts or in the open market in the same or similar market areas.

         AgriFrozen has also entered into an administrative services agreement with Agrilink, pursuant to which Agrilink provides AgriFrozen with certain management consulting and administrative services.

         Recent Developments.

         On September 16, 1999, Agrilink and Seneca Foods Corporation announced that they are currently negotiating the purchase by Seneca of Agrilink's Midwest private label canned vegetable business. The proposed assets to be acquired by Seneca will include Agrilink's Cambria, Wisconsin and Arlington, Minnesota facilities. The transaction will also include reciprocal co-packing agreements. The parties are working toward finalizing the agreement by early November, subject to further due diligence and board and regulatory approval. This transaction does not include Agrilink's branded canned vegetables, Veg-All and Freshlike.

                                  RISK FACTORS

         Before you invest in our securities, you should be aware that there are various risks, including those described below. You should carefully consider these risks together with all of the other information included in this prospectus, incorporated by reference in this prospectus, and filed as exhibits to our registration statement before you decide to purchase shares of our Class A common stock.

         Patronage income distributed to our Class A members will be derived exclusively from Agrilink's operations.

         Our members participate in two separate and distinct pools: (a) the Class A member pool, which is limited to Class A members and (b) the Class B member pool, which is limited to Class B members. A Class A member is a producer and supplier of raw products to us for processing by Agrilink. A Class B member is a producer and supplier of raw products to us for processing at facilities of AgriFrozen. A member's share of patronage proceeds will be determined within the particular membership pool the member is assigned. All income from patronage sources and related expenses will be allocated to either the Class A member pool or the Class B member pool. Members in the Class A member pool will not have any right to participate in patronage income generated by growers in the Class B member pool. Similarly, members in the Class B member pool will not have any right to participate in patronage income generated by growers in the Class A member pool. See "Business of Pro-Fac."

         A member's share of proceeds may be less than CMV.

         Payment for crops is based upon the CMV of the crops supplied to us by our members. There is no relationship, however, between the CMV of crops and the cost of producing such crops, since CMV is determined by supply and demand in the marketplace. Under our marketing and facilitation agreement with Agrilink, if Agrilink experiences a loss on products processed from crops supplied by our Class A members, this loss will be deducted from the CMV Agrilink would otherwise pay to us for distribution to our Class A members. Agrilink's ability to pay us the CMV of crops supplied by our Class A members will depend in large part on the overall profitability of Agrilink. There can be no assurance that Agrilink will be able to pay the CMV of our Class A members' crops.

         Holders of our common stock receive only one vote regardless of the number of shares owned.

         Each of our members has one vote, regardless of the number of shares of common stock held. If two or more members are joined in a single farming enterprise, the participating members receive only a single vote. Therefore, even a member with substantial holdings of common stock will have relatively little control over the election of directors or other matters on which our members may vote. See "Description of Pro-Fac Securities."

         Possible discontinuance of crops.

         We   continuously   review  the  ability  of  our  members  to  produce
high-quality crops. Based on our evaluations, we may determine to stop marketing, in whole or in part, a particular crop and terminate or reduce the crops deliverable under the crop delivery agreements of our members producing that crop for sale through us. The members affected would be required to sell all of their shares of common stock supporting that portion of the crop to us for cash at its par value, which is $5.00 per share, plus any declared but unpaid dividends.

         We may also adjust the quantity of a crop to be marketed for our members. This adjustment may be temporary or permanent. Permanent increases in the quantity of a crop to be marketed would involve the purchase of additional shares of common stock, and permanent decreases would involve the sale of shares of common stock by members.

         We are the guarantor of Agrilink's indebtedness.

         We do not have any independent operations or any significant assets other than the capital stock of Agrilink and AgriFrozen. We are dependent upon the receipt of payments under our marketing and facilitation agreements with Agrilink and AgriFrozen, and upon the receipt of dividends or other distributions from Agrilink to fund our obligations, including our obligations under our guarantees with respect to Agrilink's indebtedness under its new credit facility, the Dean Foods subordinated promissory note and Agrilink's new notes.

         Agrilink's substantial leverage and debt service requirements could adversely affect our operating flexibility and place us at a competitive disadvantage.

         Agrilink is highly leveraged and has significant debt service requirements. At June 26, 1999, Agrilink had $677 million of indebtedness outstanding, not including borrowings under its $200 million revolving credit facility. At June 26, 1999, Agrilink had $18.9 million of indebtedness outstanding under its revolving credit facility, representing seasonal working capital borrowings, and it had issued $16.2 million of letters of credit under its revolving credit facility.

         Agrilink's credit facility contains covenants imposing a number of significant operating and financing restrictions on our business, as well as Agrilink's business. These covenants, among other things, limit our ability to:

                    incur additional indebtedness;

                    incur or maintain liens;

                    pay dividends or other distributions;

                    redeem our capital stock;

                    make other restricted payments;

                    enter into transactions with affiliates;

                    sell or dispose of assets; and

                    merge, consolidate or sell all or substantially all of our assets.

         In addition, we are required under Agrilink's credit facility to maintain specified levels with regard to EBITDA, interest coverage, fixed charges coverage, leverage and net worth. These provisions could negatively affect our ability to react to changes in market conditions or to take advantage of business opportunities we believe to be desirable.

         Our or Agrilink's failure to comply with these provisions in Agrilink's credit facility would result in a default thereunder.

         In addition, a substantial portion of Agrilink's cash flow from operations must be dedicated to the payment of principal and interest on its indebtedness, reducing funds available to Agrilink for operations, capital expenditures, or other purposes. For example:

                    Agrilink must make interest payments on its new notes in the amount of approximately $23.8 million each year;

                    Agrilink is required to make interest payments under the new credit facility of approximately $40.4 million each year under the term loan facility and approximately $81,000 per $1 million borrowed under the revolving credit facility, assuming its interest rates do not change;

                    Agrilink is required to make annual principal repayments under the new credit facility in amounts of: $8.3 million in fiscal 2000, $10.8 million in each of fiscal 2001, 2002, and 2003, $11.1 million in fiscal 2004, $195.3 million in fiscal 2005 and $199.5 million in fiscal 2006. Agrilink would not presently be able to make the payments due in fiscal 2005 or 2006 out of its current cash flow and may be unable to pay these principal amounts when they become due unless Agrilink is able to refinance indebtedness; and

                    Certain of Agrilink's loans under the new credit facility have variable or floating interest rates. Of the $446.6 million principal amount of loans outstanding at June 26, 1999 under Agrilink's term loan facility, Agrilink has effectively fixed the applicable interest rates for $250 million of such loans for three years through interest rate hedges. Accordingly, Agrilink remains vulnerable to increases in interest rates, and correspondingly, increases in its interest costs, for the unfixed portion of the interest due for this floating rate debt.

         A default under Agrilink's credit facility would allow the lenders to terminate their loan commitments under Agrilink's revolving credit facility. In addition, Agrilink's creditors under its credit facility could require acceleration of the payment of principal and interest on those loans upon the occurrence of a default, causing all amounts owed under Agrilink's credit facility to be immediately due and payable. If Agrilink is unable to repay its indebtedness under it's credit facility, the lenders could enforce our guaranty and require us to pay Agrilink's indebtedness. Because we have no independent operations, it is unlikely that we would be able to pay such debt. In addition, because of Agrilink's indebtedness, we are more highly leveraged than several of our competitors. As a result, our ability to react to changing market conditions may be limited, our ability to withstand competitive pressures may be inhibited and we may be more vulnerable to a downturn in general economic conditions in our business.

         Delayed payments for crops.

         Our members receive delayed payment of a portion of the purchase price for their crops. This delay may exceed the industry average in some instances. For instance, we have historically paid the final 25% of CMV by July 15 of the year immediately following the year of delivery. See "Business of Pro-Fac."

         Our members must include as taxable income proceeds for which they have not received any cash payment.

         A member of Pro-Fac must include in his taxable income for federal income tax purposes his share of the net proceeds of Pro-Fac realized from patronage business, which is member related business, paid to him in cash and allocated to his account as qualified retains. As a result, a member is required to declare as income the value of the qualified retains allocated to him even though he has not received an actual cash payment of that amount. Non-qualified retains are included in a member's taxable income only when they are redeemed. See "Business of Pro-Fac."


         Transferability of our Class A common stock is limited and you may have limited liquidity.

         The Class A common stock may only be transferred to us or other Class A members. You may not be able to readily sell your Class A common stock in the event you are in an immediate need of a source of cash.

         The non-qualified retains are not transferable and you have limited liquidity.

         Non-qualified retains are non-transferable. They do not bear interest and have no dividend rights. You may not be able to readily sell your non-qualified retains for cash, or pledge your non-qualified retains as collateral for loans.

         We have the ability to change our treatment of retains.

         Every year our board of directors determines whether to redeem our retains, and, if so, the amount of retains that should be redeemed. Historically, we have redeemed our qualified retains for shares of our Class A cumulative preferred stock, and our non-qualified retains for our Class A Cumulative preferred stock and cash.

         Historically, our board of directors has redeem retains, qualified and non-qualified, five years after issuance. This policy is subject to change in the discretion of our board of directors. Our board could, for example, increase the number of years the retains must be held before they are redeemed or our board could decide to redeem the retains for cash only, for shares of our Class A cumulative preferred stock or shares of some other authorized class of our capital stock, some other form of consideration, or for some combination of cash and securities.

         Shortages or oversupplies of raw product due to seasonality and other factors could result in reduced profitability.

         We and our members are subject to all the risks generally associated with the production and marketing of agricultural commodities. The production of agricultural products is predominantly seasonal. The vegetable business can be positively or negatively affected by national weather conditions because of the weather's effect on crop yields. Favorable weather conditions can produce high crop yields and an oversupply situation in a given year. Oversupply typically will result in depressed selling prices and reduced profitability on products produced from that year's crops. Excessive rain or drought conditions can produce low crop yields and a shortage situation. Shortages typically result in higher selling prices and increased profitability for products. Although the overall national supply situation controls pricing, the supply can differ regionally because of variations in weather.

         Risks of the food industry, including changes in consumer preferences and distribution channels could adversely affect our business.

         Food processors are subject to risks of:

                    adverse changes in general economic conditions;

                    evolving consumer preferences and nutritional and health related concerns;

                    changes in food distribution channels and increasing buying power of large supermarket chains, warehouse clubs, mass merchandisers, super centers and other retail outlets that tend to resist price increases and have stringent inventory and management requirements;

                    federal, state and local food processing controls;

                    consumer product liability claims; and

                    risks of product tampering.

         Product liability claims or product recalls could adversely affect our business.

         The packaging, marketing and distribution of food products entails an inherent risk of product liability and product recall and resultant adverse publicity. We may be subject to significant liability if the consumption of any of our products causes injury, illness or death. We could be required to recall certain of our products in the event of contamination or damage. There can be no assurances that product liability claims will not be asserted against us in the future, or that any claims that are made will not create adverse publicity that will have a material adverse effect on our ability to successfully market our products and on our business, financial condition, and results of operations.

         Proceeds Not Committed to Specific Purposes.

         The securities offered are issued on a continuing basis as part of normal operations and not to raise funds for any specific purpose. Our management will determine the allocation of the net proceeds from the sale of our Class A common stock. As a result, members will be relying upon our management's judgment as to the use and investment of the net proceeds.

         Environmental risks; compliance with environmental laws.

         We are subject to various federal, state and local laws and regulations relating to the protection of the environment. These environmental laws and regulations govern the disposal of solid and liquid waste material, which results from the preparation and processing of foods, and emissions into the atmosphere, including odors inherent in the heating of foods during preparation. These environmental laws and regulations have had an important effect on the food processing industry as a whole, requiring substantially all firms in the industry to incur material expenditures for modification of existing processing, as well as for the construction, operation and closure of waste treatment and related facilities. We cannot predict what environmental legislation or regulations will be enacted in the future, how existing or future laws or regulations will be administered or interpreted or whether new environmental conditions may be found to exist. Enactment of more stringent laws or regulations, more strict interpretation of existing laws and regulations or identification of new conditions may require additional expenditures by us.

         Year 2000 technology problems could cause business interruptions.

         Many currently installed computer systems and software products worldwide are coded to accept only two-digit entries to identify a year in the date code field. Consequently, on January 1, 2000, many of these systems could fail or malfunction because they are not able to distinguish between the year 1900 and the year 2000. Accordingly, many companies, including Pro-Fac and our customers and suppliers, may need to upgrade their systems to comply with applicable year 2000 requirements.

         Because we, our customers and suppliers depend, to a very substantial degree, upon the proper functioning of computer systems, a failure of these systems to correctly recognize dates beyond January 1, 2000 could disrupt operations. Any disruptions could have a material adverse effect on our business, financial condition or results of operations.

                     RATIO OF EARNINGS TO FIXED CHARGES AND
                               PREFERRED DIVIDENDS

                                                                     Fiscal Years Ended
                                            June 24,        June 29,       June 28,         June 27,      June 26,
                                              1995           1996            1997            1998           1999
Ratio of earnings to fixed charges
   and preferred dividends                      1.5            (A)            1.1             1.4            1.6

Pro forma ratio of earnings to fixed
   charges and preferred dividends              1.3            (B)            (B)             1.2            1.5

(A) In the fiscal year ended June 29, 1996, the earnings were inadequate by $37,048,000 to cover the amount of fixed charges and pre-tax preferred dividends.

(B) In the fiscal years ended June 29, 1996 and June 28, 1997, the earnings were inadequate by $43,748,000 and $2,028,000, respectively, to cover the amount of fixed charges and pre-tax preferred dividends which would have been declared and paid if all retained earnings allocated to members' "retains" at the end of each fiscal period had been converted to preferred stock at the beginning of the period at the maximum dividend permitted by law.

         For purposes of computing the ratio of earnings to fixed charges and preferred dividends, earnings consist of net proceeds before equity in the undistributed earnings of CoBank, ACB;

                    fixed charges;

                    income taxes; and

                    dividends on common and preferred stock.

         Fixed charges represent total interest expense. For purposes of this computation, preferred dividends are adjusted to a pre-tax basis. Dividends represent amounts deducted to determine net proceeds in each fiscal year.

         The pro forma ratios of earnings to fixed charges and preferred dividends were computed by further increasing combined fixed charges and such dividends, adjusted to a pre-tax basis, by the amount of pre-tax preferred dividends which would have been declared and paid if all retained earnings allocated to members at the end of each fiscal period had been converted to preferred stock at the beginning of the respective periods and the maximum dividend permitted by law of 12 percent of par value was declared and paid thereon.

                       WHERE YOU CAN FIND MORE INFORMATION

         We have filed with the SEC a registration statement on Form S-2 under the Securities Act registering, the Class A common stock, retains and Class A cumulative preferred stock. This prospectus, which is part of the registration statement, does not contain all of the information included in the registration statement. Also, any statement made in this prospectus concerning the contents of any contract, agreement or other document is not necessarily complete. If we have filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved.

         We are required to file periodic reports and other information with the SEC under the Securities Exchange Act. Accordingly, we file reports and other information with the Commission.

         You may read and copy the registration statement, including the attached exhibits, and any reports, statements or other information that we may file, at the SEC's public reference room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549-1004, and at the SEC`s Midwest Regional Office located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and its Northeast Regional Office located at 7 World Trade Center, Suite 1300, New York, New York 10048. You can request copies of these documents, upon payment of the duplicating fee, by writing to the SEC at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549-1004. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our and Agrilink's SEC filings are also available to the public on the SEC's Internet site (http://www.sec.gov).

         The SEC allows us to "incorporate by reference" information we have filed with it, which means that we can disclose important information to you by referring you to those previously filed documents. These incorporated documents contain important business and financial information about us that is not included in or delivered with this prospectus, and later information filed with the SEC will update and supersede this information. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below.

               Our Annual Report on Form 10-K/A-1 for the year ended June 26, 1999.

               Our Quarterly Report on Form 10-Q for the fiscal quarter ended September 25, 1999.

         A copy of our Annual Report on Form 10-K/A-1 for the fiscal year ended June 26, 1999 and a copy of our Quarterly Report on Form 10-Q for the first fiscal quarter ended September 25, 1999 are being delivered with this prospectus. The above filings are also available at the SEC's offices and Internet site described above. You may request a copy of the filing by writing or telephoning us at the following address: Pro-Fac Cooperative, Inc., 90 Linden Oaks, P.O. Box 682, Rochester, New York 14603, Attention:
Vice-President-Communications; telephone: (716) 383-1850.

                           FORWARD-LOOKING INFORMATION

         This prospectus, together with the annual report on Form 10-K/A-1 and the quarterly report on Form 10-Q incorporated into this prospectus, contain forward-looking statements, which are not statements of historical facts. We have based these forward-looking statements on our current expectations and projections about future events, based on the information currently available to us. The forward-looking statements include, among other things, our expectations and estimates about business operations, strategies and future financial performance.

         The forward-looking statements are subject to risks, uncertainties and assumptions about us, and about the future, and could prove to be wrong. Important factors that could cause actual results to differ materially from our expectations are discussed in this prospectus, including the forward-looking statements included in this prospectus and under "Risk Factors." Among the factors that could impact our ability to achieve our goals are:

               the impact of strong competition in the food industry;

               the impact of weather on the volume and quality of raw products;

               the inherent risks in the marketplace associated with new product introductions, including uncertainties about trade and consumer acceptance;

               our success in integrating operations (including whether the anticipated cost savings in connection with acquisitions will be realized and the timing of any such realization) and the availability of acquisition and alliance opportunities;

               our ability to achieve gains in productivity, and improvements in capacity utilization; and

               our ability to service debt.

         We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus may not occur.

                                 USE OF PROCEEDS

         The securities offered are issued on a continuing basis as part of our normal operations and are not offered to raise funds for any specific purpose. Our Class A common stock is sold from time to time to new members or to members who increase the quantity of crops marketed through us for sale and processing at Agrilink's facilities. Retains are issued annually to represent net proceeds from patronage business retained by us and are used for general corporate purposes, such as the financing of fixed assets and the reduction of short or long-term borrowings, as determined by the board of directors at the time of receipt. We receive no cash proceeds from the issuance of our shares of Class A cumulative preferred stock.

                         DETERMINATION OF OFFERING PRICE

         Our Class A common stock issued by us is at its $5.00 par value to Class A members or to growers who wish to become Class A members and meet our standards for membership. The amount of patronage proceeds issued to our members in the form of retains is determined annually by our board of directors. One share of our Class A cumulative preferred stock is issued for each $25 worth of retains redeemed by us.

                              PLAN OF DISTRIBUTION

         The Offering.

         We are offering shares of our Class A common stock to our current Class A members and to growers who wish to become Class A members and meet our standards. Shares of our Class A common stock will be sold based upon the quantity and types of crops to be marketed through us by the grower-offeree.

         The Distribution.

         The offering will be implemented through our Agricultural Services Department. Members of the Agricultural Services Department will provide assistance in this offering, which may consist of: (i) assisting in the mailing of this prospectus; (ii) responding to phone inquiries from potential grower-offerees with regard to matters of an administrative nature; (iii) maintaining records of all subscriptions; and (iv) attending informational meetings for potential grower-offerees and communicating with them by telephone concerning the information contained in this prospectus.

         None of the members of our Agricultural Services Department are registered with the SEC as a broker-dealer. No member of our Agricultural Services Department will receive any compensation or other remuneration, either directly or indirectly, for his or her assistance in this offering. Any time spent by the members of our Agricultural Services Department to assist in this offering will be incidental to his or her regular duties at Pro-Fac.

         Subscription Procedure.

         Subscriptions for the Class A common stock can be made by completing and signing the subscription agreement provided with this prospectus and mailing it to Pro-Fac Cooperative, Inc., 90 Linden Oaks, P.O. Box 682, Rochester, New York 14603, Attention: Kevin M. Murphy, Vice President Member Relations - Agricultural Services Department.

         The execution and delivery of the subscription agreement will obligate the subscriber to irrevocably and unconditionally acquire the number of shares of Class A common stock subscribed for in the subscription agreement if we accept the subscription. We reserve the right to accept or reject any subscription in whole or in part in our sole and complete discretion.

         By  executing  the  subscription   agreement,   each  grower-subscriber
expressly grants to us the right to repurchase his shares of Class A common stock for a total consideration of $5.00 for each share.

         Prospective growers-subscribers are referred to the subscription agreement provided with this prospectus for the full text of the representations and warranties and other agreements and obligations he will make to or with Pro-Fac.

                               BUSINESS OF PRO-FAC

         We are an agricultural cooperative formed under New York State law to process and market crops grown by our members. Only growers of crops marketed through Pro-Fac, or associations of such growers, can become members of Pro-Fac.

         Membership.

         Membership in Pro-Fac is evidenced by the ownership of our common stock. Our common stock is divided into two classes -- Class A common stock and Class B common stock. Holders of Class A common stock are "Class A members." Holders of our Class B common stock are "Class B members." We do not currently have any Class B members. Crops supplied to us by our Class A members are sold to Agrilink for processing, and crops supplied by our Class B members will be sold to AgriFrozen for processing. See "Description of Pro-Fac Securities - Common Stock".

         Growers desiring to become members of Pro-Fac are required to file an application for membership. In the application a grower agrees to, among other things, purchase the required number and class of shares of our common stock, as determined by our board of directors based upon the quantity and type of crops to be marketed through Pro-Fac by the member-applicant.

         We currently have approximately 645 Class A members located principally in New York, Delaware, Pennsylvania, Illinois, Michigan, Washington, Oregon, Iowa, Nebraska, Florida, and Georgia. Crops grown by our members and purchased by us include:

               fruits, such as cherries, apples, blueberries, peaches and plums,

               vegetables, such as snap beans, beets, cucumbers, dry beans, spinach, lima beans, peas, sweet corn, carrots, cabbage, squash, asparagus, potatoes, turnip roots and leafy greens, and popcorn.

         Regional Representation.

         The business of Pro-Fac is conducted pursuant to policies established by our board of directors. The territorial area in which Pro-Fac operates has been divided into geographic regions based on natural divisions of product and location. In addition, some regions have been further divided into districts. The members within each region or district are represented on Pro-Fac's board of directors by at least one director. In an effort to insure a reasonably balanced representation of members from various geographic regions on our board of directors, our board of directors designates the number of directors to be elected from each region or district based on the value of raw product delivered by the members from the particular geographic region. Presently, Pro-Fac's operations are conducted in five regions. Those regions, as well as the number of directors elected from each of those regions, are identified in the table below.


                                                              Present Number
      Region                          Area                     of Directors

  I    (Dist.  1)        Western Upstate New York                    2
       (Dist.  2)        Eastern Upstate New York                    2
       (Dist.  3)        Pennsylvania and Delaware                   1
 II    (Dist.  1)        Michigan                                    3
       (Dist.  2)        Illinois                                    1
III                      Iowa and Nebraska                           1
 IV                      Washington and Oregon                       1
  V                      Georgia and Florida                         1

         The members in each region elect the director or directors for that region. In the case of a region that is divided into districts, the members in each district elect the directors for that district. There are currently 12 directors on our board of directors even though our bylaws permit us to have up to 18 directors. Although our bylaws authorize our board of directors to appoint up to one-fifth of the total number of directors, our members have historically elected all our directors.

         Commodity Committees.

         Commodity committees have been established for each of the major crops marketed through us. Each committee member is a member of Pro-Fac who grows the crop or crops with which his committee represents. The committees are charged with the responsibility of counseling and advising our board of directors, our officers and management of matters generally associated with the specific crop or crops the committee members represent.

         Under our current policy, if a particular crop is produced in different geographic areas, commodity committees are established either for the separate geographic areas or for a combination of the geographic areas. Members of each commodity committee are elected by the members of Pro-Fac in the region or regions for which the particular commodity committee serves.

         Our commodity committees have been active in advising our board of directors on numerous matters affecting Pro-Fac crops, particularly with regard to the determination of CMV and the content of the annual crop delivery agreements, which specify, among other things, the terms under which crops will be grown, harvested and delivered.

         Marketing of Members' Crops.

         General Marketing Agreement. Each member of Pro-Fac enters into a general marketing agreement with Pro-Fac. In the general marketing agreement the member appoints Pro-Fac as his exclusive agent for processing and marketing the portion of his crop committed under the general marketing agreement, and under the crop delivery agreements executed between Pro-Fac and the members each year for the then up-coming growing season. In the general marketing agreement Pro-Fac agrees to make available, through its marketing and facilitation agreements with Agrilink and AgriFrozen, facilities for receiving and processing the crops delivered by its members to Agrilink or AgriFrozen, as the case may be.

         Passage of Title to Crops. Upon a member's delivery of crops to us, we take title to the crops and have the right to transfer, process or encumber the crops as we see fit, subject to the provisions of the general marketing agreement. A member delivering crops to Pro-Fac has no control over those crops following delivery. Prior to delivery to Pro-Fac, each member bears all risk of loss or damage to his crops.

         Quantity of Crops Marketed. The quantity of a crop to be delivered by a member in any year is the quantity established in the annual crop delivery agreements which are supplements to the general marketing agreements. Members are required to purchase additional shares of common stock if they undertake to:

               increase their delivery to Pro-Fac of a particular crop or grow a new type of crop to be marketed through Pro-Fac.

         A member's common stock ownership is dependent upon the quantity and type of raw product to be delivered by the member.

         If we determine that additional quantities of a crop are required, additional shares of common stock will be offered to growers of the crop. Qualified current members of Pro-Fac in the area where the crop is needed will be given the first opportunity to purchase the stock. If a reduction in the quantity of a crop is required, the common stock holdings of all Pro-Fac members delivering that crop will be proportionately reduced. The opportunity to grow additional crops and the requirement to reduce crop production will be given and made by our board of directors.

         If a change in total crop requirement is determined to be only temporary, adjustments of common stock holdings will not be required. If additional quantities are temporarily required, we will offer our members currently growing the crop the opportunity to deliver the additional quantities, on a pro rata basis, without regard to membership class. If a temporary reduction in a crop is required, we may temporarily pro-rate downward the quantity of the crop delivered by all members supplying it, without regard to membership class.

         If the deliveries of a crop are temporarily pro-rated downward, the members affected may, with the approval of our board of directors, be offered the opportunity to sell their excess common stock to Pro-Fac.

         A member choosing to sell a portion of his shares of common stock would permanently reduce, by a corresponding amount, the amount of crop he is entitled to deliver to Pro-Fac.

         The quantity of a particular crop to be delivered to Pro-Fac may be based on:

               the actual number of acres the member agrees to plant and harvest for delivery to Pro-Fac, or a specified tonnage.

         For example, growers of sweet corn and snap beans typically agree to plant and harvest a specified number of acres of those crops, while growers of squash, carrots and asparagus typically agree to supply a specified tonnage of those crops.

         Agent Growers. If a member is temporarily unable to fulfill his crop production obligations to Pro-Fac, either in whole or in part, he may, on a temporary basis, contract with another grower or growers, who may, but need not be, a member, to fulfill all or a part of the member's obligations to deliver crops to Pro-Fac. In the event a member contracts with another member to fulfill his crop production obligations, the member must be of the same class. In other words, Class A members may only contract with other Class A members and Class B members may only contract with other Class B members. All payments, including the allocation of retains, made by Pro-Fac for crops delivered by an agent grower will be made directly to the agent grower. A member may not utilize an agent grower to fulfill his production obligations to Pro-Fac more frequently than once in any two consecutive years without subjecting himself to a mandatory transfer of his excess common stock.

         Payment for Members' Crops.

         Commercial Market Value. Our marketing and facilitation agreements with Agrilink and AgriFrozen provide, generally, that we will be paid the CMV of the crops purchased from us.

         Acting upon the recommendation of a joint committee, our board of directors, together with the board of directors of Agrilink, will determine the CMV of our Class A members' crops; and our board of directors, together with the board of directors of AgriFrozen, will determine the CMV of our Class B members' crops. The joint committee is comprised of the chief executive officer of Agrilink and an equal number of Pro-Fac directors and disinterested directors.

         In making its determination, the joint committee will consider data supplied by Agrilink and AgriFrozen concerning pre-season contracts and open market purchases for various crops. The joint committee will also give considerable weight to the advice of the commodity committees representing the various crops marketed through Pro-Fac.

        Pools.  Our membership is divided into two separate and distinct pools:
(a) our Class A member pool, which is limited to Class A members and (b) the Class B member pool, which is limited to Class B members.

         Patronage Proceeds.

         Our patronage proceeds are equal to our gross receipts, which are derived from sources that under law qualify as patronage income, including income from the sale of raw products and all income from other patronage sources, less our operating expenses attributable to the production of our patronage income. Our operating expenses include overhead, interest, dividends on capital stock, maintenance, depreciation, obsolescence, bad debts, taxes and other proper costs, all as determined by our board of directors. Gains and losses are distributed based on the nature of the business disposed of, but in any event such gains and losses are to be distributed to the members of the particular pool affected.

         Members' Share of Patronage Proceeds.

         A member's share of patronage proceeds is determined within the particular pool to which the member is assigned. Within each pool, each member's and each agent grower's pro rata share of the patronage proceeds is determined annually based upon each member's share of the year's total CMV within the pool.

         In any year in which patronage proceeds of a particular pool exceed the CMV of the pool, the members within that pool will be paid or allocated their pro rata portion of the excess patronage proceeds. Similarly, if in any year the patronage proceeds of a particular pool are less than CMV of the pool then the CMV paid to each member and agent grower as the purchase price for his crop shall be reduced by his share of the loss of the pool for the year.

         Payment of Patronage Proceeds. Our bylaws require us to pay or allocate to each member or agent grower his pro rata share of patronage proceeds within 8 1/2 months after the end of our fiscal year.

         Retention of Patronage Proceeds. A portion of the patronage proceeds payable to our members may be retained by us for use as working capital or for other general corporate purposes. Retained patronage proceeds are characterized as either qualified retains or non-qualified retains. The portion of the patronage proceeds of a particular pool that are retained will be allocated among the members and agent growers within the pool.

         Under the Internal Revenue Code, we are permitted to deduct, for federal income tax purposes, the entire amount of retained patronage proceeds allocated (but not yet distributed) to our members, provided, we give our members a "qualified written notice of allocation," which discloses to the member the stated dollar amount allocated to him as retained patronage income;

               each member consents to include in his gross income for the taxable year the stated dollar amount of the allocation, as well as the amount of percentage income actually distributed to him; and

               at least 20% of each member's retained patronage income is paid in cash.

         If all of these requirements are met, the retained patronage income constitutes a qualified retain. Retained patronage income not meeting the above requirements is a non-qualified retain.

         Our bylaws require us to pay or account annually to our members for their crops, on a cooperative basis, in cash and through the allocation of retains - qualified or non-qualified - as our board of directors determines. In four out of the past five years we have paid our Class A members the full CMV of all of their products marketed through us. Patronage proceeds in excess of CMV, after payment of dividends on our capital stock, have been paid partially in cash to our members and partially in the form of retains. In fiscal 1996, Class A members' cash payments for CMV were reduced by 10%.

         The percentages of CMV paid in cash or allocated to our Class A members as retains over the last five fiscal years are as follows:


                                                         Fiscal Years Ended June
                                            1995           1996            1997           1998           1999
                                            ----           ----            ----           ----           ----

Paid in cash                               102.6%          90.0%          101.7%         102.6%         100.0%
Allocated as qualified retains              10.6            0.0             5.2            7.9            0.0
Allocated as non-qualified retains           0.5            0.0             0.0            0.0            0.0
                                           -----           ----           -----          -----         ------

Total                                      113.7%          90.0%          106.9%         110.5%         100.0%
                                           =====           ====           =====          =====          =====

         Timing of Payments for Crops. Both Agrilink and AgriFrozen are required, under their respective marketing and facilitation agreements with us, to pay us the purchase price for crops purchased from us on a date or dates that coincide with the time of payment for crops by us to our members. The actual CMV of a crop cannot ordinarily be determined until well after the harvest, so initial payments are generally based upon the final CMV established for the crop in the prior year, unless the board of directors determines that average industry prices have changed significantly since that time.

         Recognizing the costs involved in harvesting and delivering a crop, we have adopted a policy of offering harvest time cash advances to our members. The terms and conditions governing these advances are specified in the annual crop delivery agreements. The harvest time payment is usually due approximately one week after delivery of a crop, and the total amount of the advance may not exceed 50% of the crops estimated CMV. The harvest time advance is repaid by deducting the amount of the advance from the first CMV payment otherwise due the member for the crop.

         Once payments for particular crops are received from Agrilink or AgriFrozen, we will pay the funds received over to the members of the Class A pool or the Class B pool, as the case may be, who delivered those crops. Subject to minor variations, we have historically paid our members the purchase price for their crops in accordance with the following schedule:

               50% of estimated CMV is paid not later than 30 days after completion of delivery of a particular crop;

               another 25% of estimated or actual CMV is paid not later than 120 days after the average date of final delivery for each crop; and

               the balance of CMV is paid not later than the immediately following July 15.

         Any payments in addition to CMV are made as soon as possible, but in any event within 8 1/2 months following the end of our fiscal year.

         For example, if a member delivers crops to us with a CMV of $10,000 on September 1, 1999 and a total of $1,050 in patronage proceeds in excess of CMV is earned for the year and allocated to him, he will be paid or allocated a total of $11,050 for his crops. Of this amount, he will be paid $10,000 (CMV) in cash, in three installments based on the following schedule of payments from Agrilink or AgriFrozen, as the case may be:

               $5,000 by October 1, 1999, less any harvest time advance;

               $2,500 by February 1, 2000, assuming this member's date of final delivery coincides with the average date of final delivery for the same crop, and

               $2,500 by July 15, 2000.

         In addition, as soon as the necessary computations can be made and final payment is received from Agrilink or AgriFrozen, as the case may be, but before March 15, 2001, the $1,050 of excess patronage proceeds will be paid or allocated to the member in the form of cash or retains. A minimum of 20% of the excess over CMV, in the above example $210, must be distributed in cash and the balance may be distributed in the form of retains. See "Description of Pro-Fac Securities."

         Tax Matters.

         As a cooperative, we are taxed under Subchapter T of the Internal Revenue Code. Subchapter T imposes regular corporate income tax rates on cooperatives, but at the same time allows cooperatives to deduct from taxable income, for federal income tax purposes, certain deductions which are not available to other business corporations. In particular, under Subchapter T a cooperative may deduct from its taxable income all amounts which are paid to its members and other patrons as patronage dividends (either in cash or through the allocation of amounts retained by the cooperative and represented by qualified written notices of allocation) with respect to patronage occurring during the taxable year. Non-patronage-sourced income of a cooperative is subject to federal income tax at the cooperative level.

         In general, the payments from earnings of a cooperative to its members in the form of cash and qualified retains constitute patronage dividends within the meaning of Subchapter T. Members and other patrons of a cooperative must agree to include in their taxable income in the year received all amounts of patronage dividends paid in cash or allocated to their accounts as qualified retains. Patronage income allocated by a cooperative to its members in the form of non-qualified retains is taxable at the cooperative level when such retains are issued. In the year in which non-qualified retains are redeemed by a cooperative, the cooperative receives a tax deduction in the amount of the retains which are redeemed. Members and other patrons of the cooperative must agree to include in their taxable income in the year of redemption any non-qualified retains redeemed by the cooperative.

         Under our marketing and facilitation agreement with Agrilink, payments are made by Agrilink for the crops of our members. Such payments, in part, are based upon the earnings of Agrilink derived from products processed from the crops supplied by our Class A members. These payments are classified and reported by us, for federal income tax purposes, as patronage-sourced income. Because there are few guidelines in this area of law, such classification and reporting has in the past led to audit disputes with the Internal Revenue Service. The IRS clarified its position in a technical advice memorandum to us on September 23, 1991. Although changes have occurred in our relationship with Agrilink since the issuance of the technical advice memorandum, the contractual relationship requiring the payments based upon the earnings of Agrilink, remains substantively the same as when the technical advice memorandum was issued. Accordingly, we have continued to treat payments based upon the earnings of Agrilink as patronage-sourced income. In January 1995, Agrilink's and our board of directors approved appropriate amendments to Agrilink's bylaws to allow Agrilink to qualify as a cooperative under Subchapter T of the Code. On August 24, 1995, we received a favorable ruling from the IRS approving the change in tax treatment effective for fiscal 1996. This ruling also confirmed that the change in Agrilink's tax status would have no effect on our ongoing treatment as a cooperative under Subchapter T of the Code. Based on the foregoing, Harris Beach & Wilcox, LLP is of the opinion that payments to members of Pro-Fac based upon earnings of Agrilink continue to constitute patronage-sourced income pursuant to Subchapter T of the Code. In the event, however, the IRS changes our classification as a cooperative and/or the reporting of patronage-sourced income by us, additional income taxes and interest could be assessed as a result of the reclassification of income reported as patronage-sourced income to non-patronage-sourced income.

         Our marketing and facilitation agreement with AgriFrozen is substantially the same as the one we have with Agrilink. In reliance upon the technical advice memorandum discussed above, we believe that, so long as AgriFrozen's relationship with us is substantially similar to Agrilink's relationship with us, that payments to our Class B members based upon earnings of AgriFrozen derived from products processed from the crops supplied by our Class B members will constitute patronage-sourced income pursuant to Subchapter T of the Code.

         From time to time various proposals have been made and bills introduced in Congress which would have the effect of modifying or eliminating the present provisions of the Code pursuant to which cooperatives are taxed and could subject cooperatives to greater federal income tax liability. It is not possible to predict whether any such proposal may be adopted, or if adopted what effect it might have on our federal income tax liability and the federal income liability of our members.

         In addition, from time to time the IRS issues revenue rulings, revenue procedures, and other official statements, which may be either prospective or retrospective in application, by which it seeks to interpret and administer the provisions of the Code applicable to cooperatives. It is also impossible to predict the effect any administrative interpretations which may be adopted in the future would have on our federal tax liability or that of our members.

         Tax Treatment of Amounts Paid or Allocated to Members.

         Under the federal income tax laws, our members must currently include in their taxable income calculation the purchase price for their crops, including all cash payments and allocations of qualified retains. Non-qualified retains are not subject to current taxation to our members and are taxable to members only if and when redeemed by us.

                        DESCRIPTION OF PRO-FAC SECURITIES

         This description summarizes some of the provisions of our restated certificate of incorporation, a copy of which has been included as an exhibit to the registration statement. If you want more complete information, you should read the provisions of our restated certificate of incorporation.

         Our authorized capital stock consists of 5,000,000 shares of Class A common stock, 2,000,000 shares of Class B common stock and 55,000,000 shares of preferred stock. We are also authorized to issue up to $15,000,000 of special membership interests.

         As of August 28, 1999, we had outstanding 2,040,568 shares of Class A common stock, 39,635 shares of non-cumulative preferred stock with a par value of $25 per share, 3,694,495 shares of Class A cumulative preferred stock with a par value of $1.00 per share and 26,061 shares of Class B, series 1 10% cumulative preferred stock with a par value of $1.00 per share.

         Common Stock.

         Rights to dividends and on liquidation. Any outstanding retains and preferred stock would rank senior to the common stock in respect of liquidation rights and dividend rights.

         Under present law, dividends on our common stock may not exceed 12% of its par value per year. Members who purchase shares of common stock in installments are entitled to receive dividends only on those shares of common stock actually issued to them.

         Voting. All voting power is vested exclusively in the holders of common stock. However, each member is entitled to one vote regardless of the number of shares held. When two or more holders of common stock are joined in an agricultural venture, our board of directors will determine whether the venture is a single enterprise, entitling the participating holders to a single vote, or multiple enterprises, entitling the holders to more than one vote.

         Preemptive rights. Holders of our common stock do not have any right to purchase additional shares of common stock or any of our capital stock if we sell shares to others.

         Conversion rights. Our common stock is not convertible into any other security of Pro-Fac.

         Required disposition and redemption of common stock.



               In the event a member is no longer a producer of agricultural products marketed through us then the member is required to dispose of his shares of common stock.

               Upon the death of an individual member, the estate of the deceased member will continue as a member for the purposes of winding up the affairs of the deceased member until all of the obligations of the deceased member to us have been performed, including those under any then current crop delivery agreement. After fulfillment of the deceased member's obligations to us, the deceased member's estate is required to dispose of the member's common stock.

               In the event we discontinue a crop, then all members whose ownership of common stock is based upon their marketing of the discontinued crop through us will be required to sell their common stock to us for cash at the par value, plus any declared but unpaid dividends.

               In the event a member desires or is required by us to permanently reduce the quantity of a crop which he sells to us, then the member will be required to dispose of the number of shares of his common stock as is necessary to bring his ownership of shares of common stock into proper relationship to the quantity and type of crops which he markets through us.

         A member who voluntarily wishes to sell his common stock or who is required to sell his shares of common stock must make a reasonable effort to find another grower within the disposing member's pool, that is, a Class A member must use reasonable efforts to find another grower in the Class A member pool and a Class B member must use reasonable efforts to find another grower in the Class B member pool, who is willing to purchase the member's common stock and assume all of his obligations to us and who meets all requirements for membership in Pro-Fac. We will give a disposing member a reasonable period of time within which to find another grower.

         We may assist the disposing member in finding another grower by advising him of the price another qualified grower in the appropriate class, that is a Class A membership or Class B membership, acceptable to us, is willing to pay for the stock. Historically, these prices have varied widely by commodity and the region in which the crop associated with the common stock is to be grown. Sales are often at a price exceeding the $5.00 par value at which the common stock was originally issued. Historically, there has usually been sufficient demand for common stock offered for sale by members.

         In the event the disposing member is unable to find a qualified grower within a reasonable period of time, the member must sell his common stock to us for cash at par value plus any declared and unpaid dividends.

         Liability to further assessment. Shares of our common stock are not subject to further call or assessment. Under the New York Cooperative Corporations Law, however, each member of a cooperative corporation, as well as each director, may be personally liable for certain amounts due to employees for services rendered to the cooperative.

         Transfer agent. We function as our own transfer agent for our common stock.

         Transferability. Our common stock is issued only to growers of agricultural products marketed through us, or to associations of growers, and may be transferred only to another grower who meets our membership standards. A member holding shares of Class A common stock may only transfer his shares to another member owning shares of Class A common stock or to a grower eligible for membership in Pro-Fac and eligible to own shares of Class A common stock. Similarly, a member holding shares of Class B common stock may only transfer shares to another member owning shares of Class B common stock or to a grower eligible for membership in Pro-Fac and eligible to own shares of Class B common stock.

          Non-Cumulative Preferred Stock, Class A Cumulative Preferred Stock and Class B, Series 1 Cumulative Preferred Stock.

         General. Our non-cumulative preferred stock, Class A cumulative preferred stock and Class B, series 1 cumulative preferred stock are not convertible into any other securities. We are not obligated to redeem or retire these securities.

         Our Class A cumulative preferred stock is listed on The Nasdaq National Market under the symbol "PFACP." There is currently no active trading market for either our non-cumulative preferred stock or our Class B, series 1 preferred stock. We do maintain an ongoing exchange program to allow holders of non-cumulative preferred stock to exchange their shares for Class A cumulative preferred stock on a share-for-share basis. A "blackout" period exists between the dividend qualifying date for the non-cumulative preferred stock and October 16 each year when such exchanges cannot be made. This prevents a holder from collecting the annual dividend on the non-cumulative preferred stock and immediately becoming eligible to collect the quarterly dividend on the Class A cumulative preferred stock.

         Our Class B, series 1 preferred stock is issuable to employees of Agrilink pursuant to an employee stock purchase plan. Under the plan employees of Agrilink can purchase shares of Class B, series 1 cumulative preferred stock at a price of $10.00 per share.

         Ranking. The non-cumulative preferred stock, Class A cumulative preferred stock and Class B, series 1 cumulative preferred stock rank senior to the common stock and are on parity with each other with respect to dividends and upon liquidation.

         Generally, this means that we cannot pay dividends on our common stock unless we have paid the full amount of the dividends on the non-cumulative preferred stock, Class A cumulative preferred stock and Class B, series 1 cumulative preferred stock that are due and owing at the time. Also, if we are dissolved or liquidated, holders of the non-cumulative preferred stock, Class A cumulative preferred stock and Class B, series 1 cumulative preferred stock are required to be paid the full amount of their liquidation preferences before any assets can be distributed to holders of common stock. The liquidation preference of the non-cumulative preferred stock is $25 per share plus declared and unpaid dividends. The liquidation preference of the Class A cumulative preferred stock is $25 per share plus all accrued and unpaid dividends. The liquidation preference of the Class B, series 1 cumulative preferred stock is $10 per share plus all accrued and unpaid dividends.

         So long as shares of non-cumulative preferred stock remain outstanding, we cannot create any class of stock that would rank senior to the non-cumulative preferred stock with respect to liquidation and dividend rights without the consent of at least 2/3 of the outstanding shares of non-cumulative preferred stock.

         Dividends. Holders of non-cumulative preferred stock are entitled to receive, when and as declared by our board of directors, non-cumulative cash dividends at the rate per annum of not less than 6% per share of the par value of such shares.

         Holders of Class A cumulative preferred stock are entitled to receive, when and as declared by our board of directors, cumulative cash dividends at a quarterly rate equal to $.43 per share, or an annual rate of approximately 6.88% of the liquidation preference of $25 per share. We pay dividends on the Class A cumulative preferred stock quarterly in arrears on April 30, July 31, October 31, and January 31 of each year.

         Holders of Class B, series 1 cumulative preferred stock are entitled to receive, when and as declared by our board of directors, cumulative cash dividends at the rate per annum of $1 per share.

         Redemption. We can redeem our non-cumulative preferred stock at any time upon 90 days written notice. If we decide to redeem, we can redeem all of the outstanding shares at once, or we can redeem some of the shares at different times. The redemption price is $25 per share, plus an amount equal to all declared and unpaid dividends.

         We can redeem the Class A cumulative preferred stock at any time upon written notice not less than 30 days and not more than 60 days prior to the date fixed for redemption. If we decide to redeem less than all of the outstanding shares at once, the shares to be redeemed can be selected pro-rata or by lot, except that we have the right to first redeem all of the shares of Class A cumulative preferred stock held by any holder who owns 100 or less shares. The redemption price is $25 per share, plus an amount equal to accrued and unpaid dividends.

         The Class B, series 1 cumulative preferred stock can be redeemed by us at any time upon not less than 30 days and not more than 60 days written notice before the date fixed for redemption. The redemption price is $10 per share, plus an amount equal to accrued and unpaid dividends.

         Voting rights. The only voting rights the holders of shares of non-cumulative preferred stock, Class A preferred stock and Class B, series 1 preferred stock have are those required by law.

         Generally, this means that if we want to change our restated certificate of incorporation in a way that would materially and adversely affect these holders of the shares, then we must get the approval of holders of at least 2/3 of the outstanding shares of non-cumulative preferred stock, Class A cumulative preferred stock and Class B, series 1 cumulative preferred stock.

         Restriction on stock acquisitions. We are prohibited from repurchasing or otherwise redeeming our stock, other than to repurchase our common stock from departing members, unless full dividends have been paid or are contemporaneously declared on the non-cumulative preferred stock, Class A cumulative preferred stock and Class B, series 1 cumulative preferred stock.

         Transfer agent: The transfer agent, dividend agent and redemption agent for the Class A cumulative preferred stock is Harris Trust Company. We act as our own transfer agent for our non-cumulative preferred stock and Class B, series 1 cumulative preferred stock.

         Retains.

         Annual allocation. Retains, if any, must be allocated to the accounts of our members within 8 1/2 months of the close of our fiscal year. Our fiscal year ends on the last Saturday of June. It has been, and continues to be, our policy to allocate retains to our members on or about September 15 of each year. Each member is typically advised of the allocation of qualified retains and non-qualified retains to his account by means of an investment summary which is mailed to him each year on or about September 15. There were no allocations of retains for fiscal 1996 or fiscal 1999.

         Qualified retains. Qualified retains bear no interest, but five years after issuance they generally mature into shares of our Class A cumulative preferred stock at the discretion of our board of directors. One share of Class A cumulative preferred stock for each $25 of qualified retains is ordinarily issued to holders of qualified retains on or about December 31 following the completion of the fifth year after allocation of the qualified retains. If our board determines, qualified retains issued prior to fiscal 1996 may be redeemed for shares of our Class A cumulative preferred stock, unless the holder specifically requests non-cumulative preferred stock.

         Redemption of non-qualified retains. It is the present intention of our board of directors that non-qualified retains will be redeemed, through partial payment in cash and the issuance of Class A cumulative preferred stock, approximately five years after their issuance.

         Adjustment of amount of non-qualified retains. It is possible that the allocation of proceeds made immediately following the close of a fiscal year may not be final and may require modification because of some event that could occur after the close of the fiscal year. Should such an event require a reduction in the proceeds paid or allocated to our members in a prior year, our board of directors may, in its discretion, reduce the amount of the non-qualified retains allocated to the accounts of those members for the year in question.

         Transferability of retains; absence of market. Non-qualified retains are not transferable, except to the heirs or personal representative of a member in the event of the member's death. Qualified retains are freely transferable. Although there are several broker-dealers making a market in our qualified retains, there can be no assurance that any such market will be established. Historically, sales of qualified retains have been at prices substantially less than their face amount. If a market for our qualified retains is established, the increased leverage of Pro-Fac as a result of the acquisition in fiscal 1999, and the limits on our ability to repurchase our preferred stock pursuant to Agrilink's new credit facility and the indenture covering its notes, are likely to decrease the prices at which our qualified retains are traded.

         Rights to dividends and on liquidation. All retains are junior and subordinate to our indebtedness. In the event of our liquidation, holders of our retains would rank senior to our preferred stock and our common stock. No dividends are payable on our retains.

         Restrictions on dividends and other distributions to members and investors

         As guarantors of Agrilink's indebtedness we are limited as to the aggregate dollar amounts we can pay or distribute in the form of dividends or other distributions for the purchase or redemption of shares of our common stock and preferred stock each fiscal year. Further, because Agrilink and its lenders are the principal sources of cash used by us to pay dividends, the restrictions on payments from Agrilink to us under its new credit facility may also limit our ability to pay dividends on our common and preferred stock.

         Certificates for securities

         Except with respect to our Class A cumulative preferred stock, we ordinarily do not issue certificates representing shares of either our common or preferred stock or our members' interests in retains, except upon specific request. In lieu of certificates, we distribute to our members and our non-member security holders periodic computerized statements referred to as "investment summaries." The investment summaries detail the investment of each member or security holder in our securities by type of security, number of shares, or dollar amount, and date of issue. In the case of qualified retains, the summaries also indicate the date upon which they are anticipated to be replaced by corresponding par value dollar amounts of preferred stock. Additionally, the investment summaries detail each member's crop commitments to us.

                                     EXPERTS

         The consolidated financial statements of Pro-Fac incorporated by reference into this prospectus from Pro-Fac's Annual Report on Form 10-K/A-1 for the year ended June 26, 1999, have been incorporated in reliance upon the report of PricewaterhouseCoopers, LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting.